SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 11th, 2013

DATE, TIME AND PLACE: On April 11th, 2013, at 11:10 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, N. 3,434, Building 1, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing more than eighty seven point one percent (87,1%) of the capital stock, including the owners of the American Depositary Receipts, which represents fourteen point eight percent of the total capital stock, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Rodrigo Modesto de Abreu, Chief Executive Officer; Claudio Zezza, Chief Financial Officer; Rogério Tostes Lima, Investors Relations Officer; Jaques Horn, Legal Officer; Alberto Emmanuel Carvalho Whitaker, Chairman of the Statutory Audit Committee; Sergio Zamora, representative of the Company’s independent auditors, PricewaterhouseCoopers (“PwC”); and Mrs. Alessia Lanzone and Mr. Gustavo Pizzo, representative of Accenture do Brasil Ltda..

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

SUMMONS AND PUBLICATIONS: (1) The management’s report, the financial statements, the Statutory Audit Committee’s opinion and the independent auditors’ opinion related to the fiscal year ended on December 31st, 2012 were published on March 11th, 2013, on pages 03 to 23 of the Official Gazette of the State of Rio de Janeiro; on pages A15 to A24 of the Valor Econômico and on pages A-17 to A-32 of the Jornal do Commercio; (2) The notice provided for in Section 133 of the Brazilian Law Nr. 6,404, dated as of December 15th, 1976 (“Law 6,404/76”) was published on March 11th, 12th and 13th, 2013, on pages 26, 19 and 71 of the Official Gazette of the State of Rio de Janeiro, on pages C5, C7 and C3 of the Valor Econômico and on pages A-12, A-14 and A-9 of the Jornal do Commercio, respectively; and (3) The Call Notice was published on March 11th, 12th and 13th, 2013, on pages 27, 20 and 72 of the Official Gazette of the State of Rio de Janeiro, on pages C5, C7 and C3 of the Valor Econômico and on pages A-12, A-14 and A-9 of the Jornal do Commercio, respectively.

READING OF DOCUMENTS, RECEIPTING OF VOTES AND DRAWING OF MINUTES: (1) The reading of documents related to the agenda to be discussed in this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) It was authorized the drawing up of these minutes as a summary and its publication thereof without the signatures of all shareholders, as provided in Section 130, paragraphs 1 and 2, of the Brazilian Law 6,404/76, respectively; (3) Voting statements, protests and dissidences by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of the Brazilian Law 6,404/76; and (4) The minutes of this Annual and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provided in Section 131, sole paragraph, of the Brazilian Law 6,404/76.

AGENDA:
On Annual Shareholders` Meeting: (1) To resolve on the management’s report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2012; (2) To resolve on the proposed Company’s capital budget; (3) To resolve on the proposal for the allocation of the results related to the fiscal year 2012 and distribution of dividends by the Company; (4) To resolve on the composition of the Board of Directors of the Company, and to appoint its members, as well as to fix the proposed compensation to those members; (5) To resolve on the composition of the Statutory Audit Committee of the Company, to appoint its regular and alternate members, as well as to fix the proposed compensation to those members; and (6) To resolve on the proposed compensation to the Company’s managers during the year 2013.

On Extraordinary Shareholders` Meeting: (1) To resolve on the proposed for extension of the Cooperation and Support Agreement, to be entered between Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as intervener; and (2) To resolve on the proposed amendment of the Internal Regulations of the Company’s Statutory Audit Committee.

RESOLUTIONS: Upon review and discussion on the subjects contained in the Agenda, the shareholders resolved:
On Annual Shareholders’ Meeting:
(1) To approve, by the majority of the votes, corresponding to ninety four percent (94%) of the capital stock represented at this Shareholders’ Meeting, based on the information provided by the Company, by the Statutory Audit Committee and the independent auditors, PwC, the management’s report and the individual and consolidated financial statements of the Company, dated as of December 31st, 2012, duly audited by the independent auditors of the Company, PwC, with the respective Opinion, as well as with the Opinion of the Statutory Audit Committee, in spite of the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow;
(2) To approve, by the majority of the votes, corresponding to ninety-six point two percent (96,2%) of the capital stock represented at this Shareholders’ Meeting, based on the favorable Opinion of the Statutory Audit Committee, Company’s capital budget proposal, in the total amount of three billion and six hundred million Reais (R$ 3,600,000,000.00), which shall be allocated in projects related to Network/TI and to the Company’s business development, with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow;
(3) To approve, by the majority of the votes, corresponding to ninety-six point two percent (96,2%) of the capital stock represented at this Shareholders’ Meeting, the management’s proposal to allocate the results, related to the fiscal year of 2012, and the dividends distribution, by the Company, along with the Opinion of the Statutory Audit Committee, which provides that the 2012 Net Profits, in the amount of one billion, four hundred and forty-eight million, eight hundred and eighty-seven thousand, nine hundred and eight Reais and seven cents (R$ 1,448,887,908.07) shall have the following destination: (3.1) To the Legal Reserve, according to Section 193 of the Law 6,404/76, five percent (5%) of the 2012 Net Profits, in the amount of seventy-two million, four hundred and fourty-four thousand, three hundred, ninety-five Reais and forty cents (R$72,444,395.40); (3.2) As mandatory minimum dividend, pursuant to the Company’s By-Laws, the amount of three hundred and fourty-four million, one hundred and ten thousand, eight hundred and seventy-eight Reais and seventeen cents (R$ 344,110,878.17), and as complementary dividend, the amount of three hundred and ninety-eight million, eight hundred and eighty-nine thousand, one hundred and twenty-one Reais and eighty-three cents (R$ 398,889,121.83), to be distributed to the Company’s shareholders. Therefore, each share shall be entitled to receive zero point three, zero, seven, four, two, six, six, three, eight, four Reais (R$0,3074266384), calculated based on the total amount of the shares issued by the Company, except for the treasury shares, to be paid as follows: Fifty percent (50%) of the total amount to be distributed, will be paid on June, 12th, 2013, and the balance, on September 12th, 2013. The second part of the dividends, to be paid on September 12th, 2013, will be increased by the CDI index, from June 12th, 2013, until its effective payment. It shall be registered that all shareholders that owns shares until May 10th, 2013, will be entitled to receive the dividends herein approved. The shares acquired after May 13th, 2013, will be negotiated ex-share dividend; (3.3) To the Capital Reserve, will be allocated the amount of eighty-two million, four hundred thousand, three hundred and fifty-six Reais and eighty-five cents (R$82,400,356.85), corresponding to the tax benefit amount resulting from the income tax reduction incurred in the fiscal year of 2012; and (3.4) To the Expansion Reserve, pursuant to the Company’s By-Laws, it shall be allocated the remaining balance of the Net Profits, in the amount of five hundred and fifty-one million, forty-three thousand, one hundred and fifty-five Reais and eighty-two cents (R$ 551,043,155.82). Finally, it was approved the transfer of the amount of three hundred and sixty-nine million, one thousand, one hundred and twenty-one Reais and fifteen cents), corresponding to the tax benefit amount resulting from the income tax reduction incurred in previous fiscal years, from the Expansion Reserve to the Capital Reserve, with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow;
(4) Initially, the Chairman informed that none of the shareholders requested the adoption of the multiple voting system and then asked to the present minority shareholders about their interest in the separate election of a member of the Board of Directors, as provided in the Section 141, §§ 4º and 5º of Law 6,404/76. Subsequently, after inquiring the shareholders and checking the Shareholders Attendance Book, is was verified that only the shareholder JVCO Participações Ltda., representing zero point nine percent (0,9%) of the total capital stock, requested the adoption of the separate election mechanism. JVCO Participações Ltda. did not achieve the minimum quorum of ten percent (10%) of the total capital stock, as provided in the Section 141 above referred, and the Board understood that, supported by previous rulings issued by the Plenary Body of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and also by the legal opinion issued by the prominent scholar, Mr. Nelson Eizirik, the referred Section 141 shall not be applied due to the lack of legal grounds, regardless the written vote statement presented by the shareholder JVCO Participações Ltda., referred bellow. Therefore, by the majority of the votes, corresponding to eighty-three point eight percent (83,8%) of the capital stock represented at this Shareholders’ Meeting, the shareholders resolved: (4.1) To approve the composition of the Board of Directors for nine (9) effective members; and (4.2) To elect, to compose the Board of Directors, Messrs: (i) Adhemar Gabriel Bahadian, Brazilian citizen, married, retired diplomat, bearer of the identity card MRE Nr. 1.839, enrolled before the Individual Taxpayers’ Registry (“CPF/MF”) under Nr. 012.987.207-53, domiciled at Avenida Epitácio Pessoa, Nr. 2.214, Apt. 703, Leblon, in the City and State of Rio de Janeiro; (ii) Francesca Petralia, Italian citizen, married, bachelor at law, bearer of the Italian Passport Nr. E084389, valid until April 17th, 2015, domiciled at Via Varco Sabino 1, 00189, in the City of Rome, Italy; (iii) Franco Bertone, Italian citizen, married, engineer, bearer of the Italian Passport Nr. YA2810730, valid until October 13th, 2021, enrolled before the CPF/MF under Nr. 058.686.837-22, domiciled at Avenida das Américas, Nr. 3,434, 1st Building, 7th Floor, Barra da Tijuca, City and State of Rio de Janeiro, shall be registered that Mr. Franco Bertone will only take office of the elected position, after he fulfills all the legal formalities of the Brazilian immigration and obtains the necessary documents regarding the permanent visa, once he establishes residence in the country; (iv) Maílson Ferreira da Nóbrega, Brazilian citizen, married, bachelor in economics, bearer of the identity card Nr. 214.106, issued by SSP/DF on January 25th, 1997, enrolled before the CPF/MF under Nr. 043.025.837-20, domiciled at Rua Estados Unidos, Nr. 498, Jardim América, in the City and State of São Paulo; (v) Manoel Horacio Francisco da Silva, Brazilian citizen, married, bachelor in administration, bearer of the identity card Nr. 3.098.648, issued by IFP on November 21st, 1975, enrolled before the CPF/MF under Nr. 066.526.978-15, domiciled at Rua Dr. Renato Paes de Barros, Nr. 1017, 12th Floor, Itaim Bibi, in the City and State of São Paulo; (vi) Oscar Cicchetti, Italian citizen, married, engineer, bearer of the Italian passport Nr. AA2682651, valid until May, 9th, 2018, enrolled before the CPF/MF under Nr. 060.928.917-94, domiciled at Via Corso d’Italia, Nr. 41, in the City of Rome, Italy; (vii) Patrizio Graziani, Italian citizen, married, bachelor in economics, bearer of the Italian Passport Nr. AA1759672, valid until September 26th, 2017, domiciled at Via Achille Barilatti, 63, 00144, in the City of Rome, Italy; (viii) Piergiorgio Peluso, Italian citizen, married, bachelor in economics, bearer of the Italian Passport Nr. YA0006448, valid until August 16th, 2017, domiciled at Via Po 102, 00198, in the City of Milan, Italy; (ix) Rodrigo Modesto de Abreu, Brazilian citizen, married, electrical engineer, bearer of the Identity Card Nr. 12.754.381-8, issued by SSP/SP on August 8th, 2002, enrolled before the CPF/MF under Nr. 116.437.828-78, domiciled at Avenida das Américas, Nr. 3,434, 1st Building, 6th Floor, Barra da Tijuca, City and State of Rio de Janeiro. It is registered, that Messrs. Adhemar Gabriel Bahadian and Maílson Ferreira da Nóbrega are qualified as independent directors under the provision of the Listing Rules of the Novo Mercado of BM&FBOVESPA S/A – Bolsa de Valores Mercadorias e Futuros. The shareholder TIM Brasil Serviços e Participações S/A stated that have obtained from the Directors hereby elected, the confirmation that they have the necessary qualifications and meet the requirements established by the Law 6.404/76 for exercising the position of member of the Board of Directors of the Company. The aforementioned members of the Board of Directors will submit the instrument of investiture, the statement required by CVM Instruction Nr. 367, dated as of May 29th, 2002, the documents referred to in Sections 18 and 19 of the Company’s By-Laws, and other documents, duly executed within the legal term, except with respect to those who have previously given such confirmation and were reelected. All the Board Members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2015 and will take office subject to the presentation of the all documents previously referred duly executed and in the term provided by the Law 6,404/1976 and by the Company’s By-Laws, except with respect to those who used to previously perform the respective positions; (5) Regarding the composition and election of the Statutory Audit Committee, the shareholders’ resolved: (5.1) To approve, by the majority of the votes, corresponding to ninety-five point two percent (95,2%) of the capital stock represented at this Shareholders’ Meeting, the composition of the Statutory Audit Committee, which shall be composed by four (4) regular members and equal number of alternate members, with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow; (5.2) To elect, first in separate election, according with Section 161, § 4º, item ‘a’ of Law 6.404/76, by indication of the minority shareholder Fundação dos Economiários Federais – FUNCEF, registered hereby the abstention of the Controlling shareholder, TIM Brasil Serviços e Participações S/A, by unanimous vote of the attending minority shareholders, in the separate election, as a regular member of the Statutory Audit Committee, Mr. Carlos Alberto Caser, Brazilian citizen, single, lawyer, bearer of the Identity Card Nr.. 13.594, issued by the OAB/DF, enrolled before the CPF/MF under Nr. 620.985.947-04, domiciled at SQSW, Nr. 301, Block B, Apt. 511, Sudoeste, in the City of Brasília, Distrito Federal, having as alternate member Mr. Humberto Pires Grault Vianna de Lima, Brazilian citizen, divorced, bachelor in economics, bearer of the Identity Card 032590044, issued by IFP/RJ, enrolled before the CPF/MF under Nr. 512.243.807-20, domiciled at SCN, Square 2, Building A, 11th floor, Ed. Corporate Financial Center, Asa Norte, City of Brasília, Distrito Federal. It was registered the withdrawal of the application proposed by JVCO Participações Ltda. for the positions of regular and alternate members of the Statutory Audit Committee, which was received by the Board; (5.3) To elect, by the majority of the votes, corresponding to ninety-five point two percent (95,2%) of the capital stock represented at this Shareholders’ Meeting, and by indication of the Controlling shareholder, TIM Brasil Serviços e Participações S/A, as regular and alternate members of the Statutory Audit Committee, respectively: (i) Mr. Alberto Emmanuel Carvalho Whitaker, Brazilian citizen, married, business administrator and lawyer, bearer of the Identity Card Nr. 2.052.093, issued by SSP/SP, enrolled before CPF/MF under Nr. 002.337.738-00, domiciled at Alameda Itu, Nr. 823, apt. 31, Cerqueira Cesar, in the City and State of São Paulo, having as alternate member Mr. João Verner Juenemann, Brazilian citizen, married, accountant and business administrator, bearer of the Identity Card Nr. 3.010.401.283, issued by SSP/SP on February 14th, 2008, enrolled before the CPF/MF under Nr. 000.952.490-87, domiciled at Rua André Poente, Nr. 238, Independência, in the City of Porto Alegre, State of Rio Grande do Sul; (ii) Mr. Oswaldo Orsolin, Brazilian citizen, married, economist and accountant, bearer of the Identity Card Nr. 2.911.852-9, issued by SSP/SP on November 21st, 1991, enrolled before the CPF/MF under Nr. 034.987.868-49, domiciled at Avenida Lopes de Azevedo, Nr. 154, house 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Mr. Roosevelt Alves Fernandes Leadebal, Brazilian citizen, married, economist, bearer of the Identity Card Nr. 74.045, issued by SSP/RN on February 2nd, 1989, enrolled before the CPF/MF under Nr. 016.083.804-59, domiciled at SQSW, Nr. 305, Block G, apt. 407, in the City of Brasília, Distrito Federal; and (iii) Mr. Samuel de Paula Matos, Brazilian citizen, married, economist and accountant, bearer of the Identity Card Nr. 4.104.837, issued by SSP/SP, enrolled before the CPF/MF under Nr. 069.815.428-20, domiciled at Alameda Sarutaiá, Nr. 320, 22nd floor, Jardim Paulista, in the City and State of São Paulo, having as alternate member Mr. Josino de Almeida Fonseca, Brazilian citizen, married, civil engineer, bearer of the Identity Card Nr. 5.492.136-3, issued by SSP/SP on July 16th, 1997, enrolled before the CPF/MF under Nr. 005.832.607-30, domiciled at Rua Doutor Oscar Monteiro de Barros, Nr. 400, apt. 101, Vila Suzana, in the City and State of São Paulo, with the dissenting vote of the shareholder JVCO Participações Ltda.. The shareholders who appointed the Statutory Audit Committee’s members hereby elected stated that, as a condition for the investiture of such members, they shall obtain from them, within thirty (30) days, or prior to the next Statutory Audit Committee’s Meeting, whatever happens first, the confirmation that they are duly qualified and that they comply with the requirements set forth in the Law 6,404/76 and the Company’s By-Laws to be a member of the Company’s Statutory Audit Committee, except for those who have previously given such confirmation. The Statutory Audit Committee’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2014 and shall take place upon fulfillment of the applicable conditions and execution of the respective instruments of investiture, in the term and as provided for in the Law 6,404/76, in the Novo Mercado’s Rules and the Company’s By-Laws, except with respect to those who used to previously perform the respective positions;
(6) To approve, by the majority of the votes, corresponding to eighty point one percent (80,1%) of the capital stock represented at this Shareholders’ Meeting, the compensation of the administrators for the fiscal year of 2013, as follows: (6.1) Compensation to the Board of Directors: total annual compensation in the amount of one million, eight hundred and seventy-eight thousand Reais (R$1,878,000.00), to be granted to the Directors individually in accordance with the criteria to be resolved by the Board of Directors; (6.2) Compensation to the Statutory Audit Committee’s members: total annual compensation in the amount of eight hundred and seventeen thousand and five hundred Reais (R$817,500.00); and (6.3) Compensation to the Board of Statutory Officers: total annual compensation in the amount of seventeen million and nine hundred thousand Reais (R$17,900,000.00), regarding that from such amount, sixty-five percent (65%) correspond to the fixed compensation and thirty-five percent (35%) to the variable compensation (bonus/profit sharing to be determined in accordance to the Company’s variable compensation policy), with the dissenting vote of the shareholder JVCO Participações Ltda..

On Extraordinary Shareholders’ Meeting:
(1) According to the documentation previously disclosed in the website of the Company, of the Comissão de Valores Mobiliarios and of the Securities and Exchange Commission, regarding the Cooperation and Support Agreement (“Agreement”) and the benefits accrued by the Company and its subsidiaries resulting from the Agreement, to approve, by the majority of the votes, corresponding to eighty-three point seven percent (83,7%) of the capital stock represented at this Shareholders’ Meeting, excluding all the vote abstentions and also not considering in the calculus all the vote abstentions, including the abstention expressly registered by the controlling shareholders TIM Brasil Serviços e Participações S.A., and with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow, the renewal of the extension of the Agreement for an additional twelve (12) months period, to be entered into by and between Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as an intervening party, and in the amount corresponding in Reais of up to ten million and five hundred thousand Euros (€ 10,500,000.00), pursuant to the proposal submitted to the Board of Directors at its meeting held on March 04th, 2013, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement; and (2) To approve, by the majority of the votes, corresponding to ninety-six point one percent (96,1%) of the capital stock represented at this Shareholders’ Meeting, with the dissenting vote of the shareholder JVCO Participações Ltda., according with the terms of the vote statement referred herein bellow, the proposed amendment of the Internal Regulations of the Statutory Audit Committee of the Company, that modifies the area responsible for receiving, processing, treatment, organization and submission to the Statutory Audit Committee, of the eventually received anonymous complaints, ceasing to be exercised by the Company's Internal Audit, and becoming performed by the Legal Office. Therefore, the paragraph 1 of Section 24 of the Internal Regulations of the Statutory Audit Committee of the Company, which will effective with the following wording: “Section 24 - The Company will provide an electronic address, through which will be received anonymous complaints regarding any accounting matters, internal accounting control or audit: § 1 - The Legal Office, under Procedure for Receipt processing and Handling of complaints and reports approved by the Company, will be responsible for receiving and pre-classify eventually received anonymous complaints and organize them so that they are subjected to analysis and knowledge of the Directors. Such complaints must be accompanied by a recommendation as to the measures likely to be taken. ".

CLARIFICATIONS: (1) The Board received, authenticated and numbered the vote statements of the shareholders represented by Mrs. Rita de Cássia Serra Negra and by Mr. Carlos André Barreto Fonseca, which are filed at the Company’s head offices; (2) The Board received and authenticated two vote statements of the shareholder TIM Brasil Serviços e Participações S.A. against to the vote exercising rights of the shareholder JVCO Participações Ltda., as referred in vote statement; (3) The Board received and authenticated six vote statements of the shareholder JVCO Participações Ltda. related to items 1, 2, 3, 4 and 5 of the agenda of the Annual Shareholders Meeting, as well as to item 1 of the agenda of the Extraordinary Shareholders Meeting and to the vote statement presented by the TIM Brasil Serviços e Participações S.A., presenting his reasons for the issued votes; (4) The Board registered, as requested by the shareholders represented by the BB Gestão de Recursos – Distribuidora de Títulos e Valores Mobiliários S.A., that such shareholders abstained from voting in items 4 and 5 of the agenda of the Annual Shareholders Meeting and voted in favor of the all the other items of the agendas of the Annual and Extraordinary Shareholders Meeting; (5) The Board registered, as requested by the shareholders Fundação dos Economiários Federais – FUNCEF and Caixa de Previdência dos Funcionários do Banco do Brasil, that such shareholders abstained from voting in items 1, 2, 3, 4 and 6 of the agenda of the Annual Shareholders Meeting and items 1 and 2 of the agenda of the Extraordinary Shareholders Meeting. It was registered that such shareholders abstained from voting in the items of the agenda related to the composition of the Board of Directors and of the Statutory Audit Committee, items 4 and 5, of agenda of the Annual Shareholders Meeting; (6) The Board registered, as requested by the shareholders represented by the Banco Bradesco S.A. and BRAM – Bradesco Asset Management S.A. DTVM, represented by Mr. Daniel Alves Ferreira, that such shareholders abstained from voting in items 1, 2, 3, 4 and 6 of the agenda of the Annual Shareholders Meeting and in items 1 and 2 of the Extraordinary Shareholders Meeting; and (7) The Board, at last, register that, regardless, the vote statement of the shareholder TIM Brasil Serviços e Participações S.A. related to the suspension of JVCO Participações Ltda.’s voting rights, all votes issued in this Shareholders Meeting were computed, in order to avoid any questioning regarding the validity of the resolutions herein approved. The parties shall seek the resolution of the dispute in the appropriate way.

CLOSING: Nothing further to discuss, the Chairman of the Board Meeting suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Board Meeting and the shareholders identified below.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 11th, 2013.

JAQUES HORN
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 11, 2013	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.